Exhibit (a)(1)(D)

ZELL CAPITAL

LETTER TO SHAREHOLDERS

THIS IS A NOTIFICATION OF AN OFFER TO PURCHASE, DATED JANUARY 20, 2023. IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME, KINDLY DISREGARD THIS NOTICE.

January 20, 2023

Dear Shareholder:

No action is required of you at this time. We have sent this letter to you only to announce the offer to purchase (the “Offer”) by Zell Capital (the “Fund”). The Offer is for cash at a price equal to $20 per share of our shares of beneficial interest, no par value (“Shares”) (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. The purpose of the Offer is to provide liquidity to our shareholders because there is otherwise no public market for the Shares. Additionally, as further described in the Offer to Purchase, it is the intention of the Fund to deregister under the Investment Company Act of 1940, as amended, and convert to a limited liability company and continue operations as a private fund. After the deregistration and conversion, the Fund’s shareholders will no longer be afforded the protections of the 1940 Act. The Offer period will begin on January 20, 2023 and end at 11:59 P.M. Eastern Time, on February 17, 2023. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to us will be processed promptly following the expiration of the Offer period.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES PLEASE DISREGARD THIS NOTICE.

If you would like to tender a portion or all of your Shares for repurchase at this time, complete and submit the Letter of Transmittal by following the instructions sent to you. Please see the attached Offer to Purchase for conditions to the Offer. The Offer to Purchase are attached to this notice, and can also be accessed at http://zellcapital.com.

All requests to tender shares must be received in good order by the Fund by 11:59 P.M. Eastern Time, on February 17, 2023. Shareholders must submit their Letter of Transmittal by following the instructions provided.

If you have any questions, please call your financial advisor, visit our website at http://zellcapital.com, or call us at 888-484-1944.

Sincerely,

William L. Zell
Chief Executive Officer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated January 20, 2023, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.